UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number: 001-42728

Masonglory Limited

(Registrant’s Name)

Room 8, 25/F, CRE Centre

889 Cheung Sha Wan

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Masonglory,” “we,” “us” and “our” refer to Masonglory Limited and its subsidiaries.

Entry into a Material Definitive Agreement.

On September 25, 2026, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with four investors (collectively, the “Purchasers”), pursuant to which the Purchasers agreed to purchase from the Company, in a private placement (the “Private Placement”), an aggregate of 667,000 Class A ordinary shares of the Company, par value US$0.0008 each (the “Class A Ordinary Shares”), at a purchase price of US$1.50 per share, for aggregate gross proceeds to the Company of US$1,000,500, before deducting offering expenses.

In addition, for no additional consideration, each Purchaser will receive at the closing of the Private Placement (i) a Series A warrant to purchase up to 166,750 Class A Ordinary Shares at an exercise price of US$1.30 per share (collectively, the “Series A Warrants”) and (ii) a Series B warrant to purchase up to 166,750 Class A Ordinary Shares at an exercise price of US$1.10 per share (collectively, the “Series B Warrants”, and together with the Series A Warrants, the “Warrants”). The Warrants are exercisable from the date of issuance and have a term of two years from the date of issuance.

The Company expects to complete the closing of the transactions contemplated by the Securities Purchase Agreement as soon as practicable, subject to the satisfaction of customary closing conditions, and to issue the Class A Ordinary Shares and the Warrants to the Purchasers at the closing.

The Company intends to use the net proceeds from the Private Placement to fund the continued acquisition of equity interests in Beta Beteiligungs und Besitz GmbH, a private limited liability company organized under the laws of the Republic of Austria (the “Target”). As previously reported in the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on August 13, 2026, on August 12, 2026, the Company entered into a share swap agreement to acquire a 20% equity interest in the Target. The specific percentage of additional equity interests in the Target to be acquired and the consideration therefor are still under negotiation between the Company and the Target, and no definitive agreement in respect thereof has been entered into as of the date of this report.

The Class A Ordinary Shares to be issued in the Private Placement, the Warrants and the Class A Ordinary Shares issuable upon exercise of the Warrants have been and will be issued and sold in an offshore transaction without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemptions from the registration requirements of the Securities Act, and will constitute “restricted securities” that may not be offered, sold, pledged or otherwise transferred except in accordance with applicable transfer restrictions. Each Purchaser has represented to the Company that it is not affiliated with the Company or any of its directors or officers, and immediately following the closing of the Private Placement, no Purchaser will hold five percent (5%) or more of the aggregate voting power of the Company.

The foregoing description of the Securities Purchase Agreement and the Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement and the forms of the Warrants.

On September 28, 2026, the Company issued a press release announcing the transactions contemplated by the Securities Purchase Agreement. The full text of the press release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated September 28, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masonglory Limited

Date:	September 28, 2026	By:	/s/ Jinyu XIE
		Name:	Jinyu XIE
		Title:	Chief Executive Officer, Co-chairman of the Board and Director

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